ALVARION LTD. (IN INTERIM LIQUIDATION AND RECEIVERSHIP)
GIVAT YESHAYAHU 26
D.N. EMEK HA'ELA, 99825 ISRAEL

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M65053-Z62178 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALVARION LTD. (IN INTERIM LIQUIDATION AND RECEIVERSHIP)

The following matter is on the agenda for the Meeting:

	For	Against	Abstain
1. Approval of the Company's proposed Settlement with the Company's creditors, including all actions related thereto.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

M65054-Z62178

ALVARION LTD. (IN INTERIM LIQUIDATION AND RECEIVERSHIP)
Notice of 2014
Extraordinary Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2014 Extraordinary Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (in interim liquidation and receivership) (the "Company" or "Alvarion") will be held on January 5, 2014 at 3:00 p.m. (Israel time), at the ZOA House, 27 Ibn Gvirol Street, Tel Aviv, Israel.

The shareholder(s) hereby appoint(s) Yoav Kfir as proxy, with the power to appoint his substitute, and hereby authorize(s) him, to represent and to vote, as designated on the reverse side of this ballot, all Ordinary Shares of Alvarion Ltd. that the shareholder(s) is or are entitled to vote at the Meeting. Shareholders of record at the close of business on December 17, 2013 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. The vote will not be counted unless the signed proxy card is received by 5 p.m., January 3, 2014. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting the shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company's Shareholder Register.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

Continued and to be signed on reverse side